Mail Stop 3561

July 28, 2008

Mr. Graham Staley
Chief Financial Officer
Companhia de Bebidas das Américas – AmBev
Rua Dr. Renato Paes de Barros, 1017, 4 ander
04530-001 Sao Paulo, SP, Brazil

> **Re:** **Companhia de Bebidas das Américas – AmBev**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2007**
> **Filed May 16, 2008**
> **Supplemental Response**
> **Filed July 23, 2008**
> **File No. 001-15194**

Dear Mr. Staley:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services